                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)



                         Citizens Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Class A Stock, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   174613 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Darrell R. Wells
                         4350 Brownsboro Road, Suite 310
                           Louisville, Kentucky 40207
                                 (502) 897-0182
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               Voluntary Amendment
-------------------------------------------------------------------------------
             (Date of Event when Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

                              CUSIP No. 174613 109


================================================================================
1     NAME OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS


      See Attachment


--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP


      (a)[  ]
      (b)[  ]

--------------------------------------------------------------------------------
3     SEC USE ONLY



--------------------------------------------------------------------------------
4     SOURCE OF FUNDS

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) OR 2(e)
      [  ]

      Not Applicable
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION


      Individuals are U.S. citizens. See Item 1 on the Attachment for place of organization of other Reporting Persons.

--------------------------------------------------------------------------------
NUMBER OF SHARES         7   SOLE VOTING POWER
BENEFICIALLY OWNED
BY EACH REPORTING            See Attachment
PERSON WITH:

--------------------------------------------------------------------------------
                         8   SHARED VOTING POWER

                             See Attachment

--------------------------------------------------------------------------------
                         9   SOLE DISPOSITIVE POWER

                             See Attachment

--------------------------------------------------------------------------------
                         10  SHARED DISPOSITIVE POWER

                             See Attachment

--------------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      See Attachment

--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [  ]

--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      See Attachment

--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      See Attachment

================================================================================

                             ATTACHMENT TO AMENDMENT
                              NO. 7 TO SCHEDULE 13D

                     ISSUER: CITIZENS FINANCIAL CORPORATION

1.   NAME OF REPORTING PERSONS

     IRS IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)
     Darrell R. Wells                                               N/A
     Darrell R. Wells Retirement Trust                               61-6085280
     SMC Retirement Trust, Darrell R. Wells Individual
     Trust                                                           61-0733969
     Frank T. Kiley                                                  N/A
     SMC Retirement Trust, Frank T. Kiley Individual
     Trust                                                           61-0733969
     Commonwealth Bancshares, Inc.
     (a Kentucky corporation)                                        61-1001327
     Security Trend Partners
     (a Kentucky limited partnership)                                37-6084326
     Exbury Partners
     (a Kentucky limited partnership)                                61-0851188
     SMC Advisors, Incorporated
     (a Kentucky corporation)                                        61-0981341
     Commonwealth Bank & Trust, Trustee
     for Darrell R. Wells Trust Under
     Agreement                                                       61-6185309
     Darrell R. Wells Money Pension Plan                             61-6085280

7.   SOLE VOTING POWER

     Darrell R. Wells (See Item 5(b))                                  889,379
     Frank T. Kiley                                                     24,303

8.   SHARED VOTING POWER

     Darrell R. Wells (See Item 5(b))                                   67,315
     Commonwealth Bancshares, Inc.                                      67,315

9.   SOLE DISPOSITIVE POWER

     See Row 7.

10.  SHARED DISPOSITIVE POWER

     See Row 8.

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Darrell R. Wells                                                  956,694*
     Darrell R. Wells Retirement Trust                                  15,000
     SMC Retirement Trust, Darrell R. Wells Individual
     Trust                                                              66,573
     Frank T. Kiley                                                     24,303**
     SMC Retirement Trust, Frank T. Kiley Individual
     Trust                                                              18,000
     Security Trend Partners                                           315,359
     Exbury Partners                                                   115,617
     SMC Advisors, Incorporated                                          8,000
     Commonwealth Bancshares, Inc.                                      67,315
     Commonwealth Bank & Trust, Trustee for
     Darrell R. Wells Trust Under Agreement                             44,000
     Darrell R. Wells Money Pension Plan                                74,000

     * Includes shares owned of record by Darrell R. Wells and all other Reporting Persons named herein except Frank T. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust.

     ** Includes shares owned of record by Frank T. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust.

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*

     Darrell R. Wells                                                  56.8%**
     Darrell R. Wells Retirement Trust                                  0.9%
     SMC Retirement Trust, Darrell R. Wells Individual
     Trust                                                              3.9%
     Frank T. Kiley                                                     1.4%***
     SMC Retirement Trust, Frank T. Kiley Individual
     Trust                                                              1.1%
     Security Trend Partners                                           18.7%

     Exbury Partners                                                    6.9%
     SMC Advisors, Incorporated                                         0.5%
     Commonwealth Bancshares, Inc.                                      4.0%
     Commonwealth Bank & Trust, Trustee for
     Darrell R. Wells Trust Under Agreement                             2.6%
     Darrell R. Wells Money Pension Plan                                4.4%

     * Percentage ownerships of the Reporting Persons have been calculated based upon 1,685,228 shares of the Issuer's Class A Stock issued and outstanding as of February 1, 2004.

     ** Includes shares owned of record by Darrell R. Wells and all other Reporting Persons named herein except Frank T. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust.

     *** Includes shares owned of record by Frank T. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust.

14.  TYPE OF REPORTING PERSON

     Darrell R. Wells - IN
     Darrell R. Wells Retirement Trust - OO
     SMC Retirement Trust, Darrell R. Wells Individual Trust - OO
     Frank T. Kiley - IN
     SMC Retirement Trust, Frank T. Kiley Individual Trust - OO
     Security Trend Partners - PN
     Exbury Partners - PN
     SMC Advisors, Incorporated - IA, CO
     Commonwealth Bancshares, Inc. - HC, CO
     Commonwealth Bank & Trust, Trustee for
     Darrell R. Wells Trust Under Agreement - OO
     Darrell R. Wells Money Pension Plan - OO


        CITIZENS FINANCIAL CORPORATION AMENDMENT NO. 7 TO SCHEDULE 13(D)

ITEM 1. -     Security and Issuer

         Class of Equity Security:  Class A Stock, No Par Value.

     Name  and  Address  of  Principal  Executive  Office  of  Issuer:  Citizens
Financial Corporation, The Marketplace, Suite 300, 12906 Shelbyville Road, Louisville, Kentucky 40243.

ITEM 2. -     Identity and Background

     The name, business address and present principal occupations or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each Reporting Person is set forth below:

           DARRELL R. WELLS
           ----------------

          (a) Name:

              Darrell R. Wells

          (b) Business Address:

              4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (c) Present principal occupation:

               General Partner, Security Management Company,  principal business
               - investments, 4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (d) Criminal proceedings during past five years:

              None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:

              None

          (f) Citizenship:

              United States

           DARRELL R. WELLS RETIREMENT TRUST
           ---------------------------------

          (a) Name:

              Darrell R. Wells Retirement Trust

          (b) Business Address:

              4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (c) Present principal occupation:

              Not applicable

          (d) Criminal proceedings during past five years:

              None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:

              None

          (f) Citizenship:

              United States

          SMC RETIREMENT TRUST, DARRELL R. WELLS INDIVIDUAL TRUST
          -------------------------------------------------------

          (a) Name:

              SMC Retirement Trust, Darrell R. Wells Individual Trust

          (b) Business Address:

              4350 Brownsboro Road, Suite 310, Louisville, Kentucky  40207

          (c) Present principal occupation:

              Not applicable

          (d) Criminal proceedings during past five years:

              None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:

              None

          (f) Citizenship:

              United States

           FRANK T. KILEY
           --------------

          (a) Name:

              Frank T. Kiley

          (b) Business Address:

              4350 Brownsboro Road, Suite 310, Louisville, Kentucky  40207

          (c) Present principal occupation:

              President, Commonwealth Bancshares, Inc., principal business -bank holding company, 12906 Shelbyville Road,Louisville, Kentucky 40243



          (d) Criminal proceedings during past five years:

              None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:

              None

          (f) Citizenship:

              United States

          SMC RETIREMENT TRUST, FRANK T. KILEY INDIVIDUAL TRUST
          -----------------------------------------------------

          (a) Name:

              SMC Retirement Trust, Frank T. Kiley Individual Trust

          (b) Business Address:

              4350 Brownsboro Road, Suite 310, Louisville, Kentucky  40207

          (c) Present principal occupation:

              Not applicable

          (d) Criminal proceedings during past five years:

              None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:

              None

          (f) Citizenship:

              United States

          EXBURY PARTNERS
          ---------------

          (a) Name:

              Exbury Partners
              (a Kentucky limited partnership)

          (b) Business Address:

              4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (c) Present principal occupation:

              Security Trader

          (d) Criminal proceedings during past five years:

              None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:

              None

           Darrell R. Wells is the sole General Partner of Exbury Partners.

           SMC ADVISORS, INCORPORATED
           --------------------------

          (a) Name:

              SMC Advisors, Incorporated
              (a Kentucky corporation)

          (b) Business Address:

              4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (c) Present principal occupation:

              Security Trader

          (d) Criminal proceedings during past five years:

              None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:

              None

          Darrell R. Wells is Chairman and President of SMC Advisors, Incorporated.
                                        9

DIRECTORS AND EXECUTIVE OFFICERS OF SMC ADVISORS, INCORPORATED
--------------------------------------------------------------

Name               Residence or                      Present Principal
----               Business Address                  Occupations or Employment
----               ----------------                  -------------------------

Darrell R. Wells   4350 Brownsboro Road, Suite 310   General Partner, Security
                   Louisville, Kentucky 40207        Management Company

Frank T. Kiley     4350 Brownsboro Road, Suite 310   President, Commonwealth
                   Louisville, Kentucky 40207        Bancshares, Inc.


     All of the directors and executive officers of SMC Advisors, Incorporated are citizens of the United States and during the last five years, none of the directors or executive officers of SMC Advisors, Incorporated [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

           SECURITY TREND PARTNERS
           -----------------------

          (a) Name:

              Security Trend Partners
              (a Kentucky limited partnership)

          (b) Business Address:

              4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (c) Present principal occupation:

              Security Trader

          (d) Criminal proceedings during past five years:

              None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:

              None

        Darrell R. Wells is the sole General Partner of Security Trend Partners.

          COMMONWEALTH BANCSHARES, INC.
          -----------------------------

          (a) Name:

              Commonwealth Bancshares, Inc.
              (a Kentucky corporation)

          (b) Business Address:

              P.O. Box 249, Shelbyville, Kentucky 40065

          (c) Present principal occupation:

              Bank holding company

          (d) Criminal proceedings during past five years:

              None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:

              None

           Darrell R. Wells is Chairman of Commonwealth Bancshares, Inc. Frank T. Kiley is President and Director of Commonwealth Bancshares, Inc.

DIRECTORS OF COMMONWEALTH BANCSHARES, INC.
------------------------------------------


           Name                           Residence or                            Present Principal
           ----                           Business Address                      Occupation or Employment
                                          ----------------                      ------------------------

Darrell R. Wells                   4106 Lime Kiln Lane                       General Partner, Security
                                   Louisville, Kentucky 40222                Management Company

Frank T. Kiley                     3109 Boxhill Lane                         President, Commonwealth
                                   Louisville, Kentucky  40222               Bancshares, Inc.

Perry C. Day                       10701 St. Leger                           Chairman/CEO, First Security
                                   Union, Kentucky 41091                     Trust Bank

Rebecca M. Irvine                  499 Lightfoot Road                        Homemaker/Civic Volunteer
                                   Louisville, Kentucky 40207

Ben A. Thomas, Jr.                 5700 Cropper Road                         Retired
                                   Shelbyville, Kentucky 40065

Wayne H. Wells                     6814 Transylvania Avenue                  Real Estate
                                   Prospect, Kentucky  40059

Margaret A. Wells                  4106 Lime Kiln Lane                       Homemaker/Civic Volunteer
                                   Louisville, Kentucky 40222

Carl M. Thomas                     148 Westwind Road                         Chairman/CEO, Commonwealth
                                   Louisville, Kentucky  40207               Bank & Trust Company


                                       11




Y. Peyton Wells                    18 Westwind Road                          Restaurant Executive, WW
                                   Louisville, Kentucky  40207               Cousins Systems, Inc.



EXECUTIVE OFFICERS OF COMMONWEALTH BANCSHARES, INC.
---------------------------------------------------

(who are not directors of Commonwealth Bancshares, Inc.)

     Name               Residence                      Present Principal
     ----           or Business Address             Occupation or Employment
                    -------------------             ------------------------

John L. Davis      2111 Winston Avenue         Executive Vice President/CFO,
                   Louisville, Kentucky 40205  Commonwealth Bank & Trust Company

     All of the directors and executive officers of Commonwealth Bancshares, Inc. are citizens of the United States and during the last five years, none of the directors or executive officers of Commonwealth Bancshares, Inc. [i] has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor [ii] been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          COMMONWEALTH BANK & TRUST, TRUSTEE FOR DARRELL R. WELLS TRUST
          -------------------------------------------------------------
UNDER AGREEMENT
---------------

          (a) Name:

              Commonwealth Bank & Trust, Trustee for Darrell R. Wells Trust Under Agreement

          (b) Business Address:

              4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (c) Present principal occupation:

              Not applicable

          (d) Criminal proceedings during past five years:

              None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:

              None

          (f) Citizenship:

              United States

          DARRELL R. WELLS MONEY PENSION PLAN
          -----------------------------------

          (a) Name:

              Darrell R. Wells Money Pension Plan

          (b) Business Address:

              4350 Brownsboro Road, Suite 310, Louisville, Kentucky 40207

          (c) Present principal occupation:

              Not applicable

          (d) Criminal proceedings during past five years:

              None

          (e) Civil proceedings and/or judgment, decree or final order related to Federal and State securities laws, during past five years:

              None

          (f) Citizenship:

              United States

ITEM 3. - Source and Amount of Funds and Other Consideration.

          This Schedule 13D was originally filed following the Issuer's initial registration of a class of securities under Section 12 of the Securities Exchange Act of 1934. The registration, which was effective June 29, 1992, covered the Issuer's Class A Stock. No purchase of the Class A Stock by any Reporting Person was reported therein and information concerning the source and amount of funds or other consideration with respect to prior acquisitions was not regarded as material.

          Amendment No. 1 to Schedule 13D was occasioned by two (2) purchases by Exbury Partners of a total of 18,000 shares of the Class A Stock at a total cost of $99,000 and one (1) purchase by Security Trend Partners of 20,000 shares of the Class A Stock at a cost of $105,000. Exbury Partners and Security Trend Partners used partnership funds in each of these purchases.

          Amendment No. 2 to Schedule 13D was occasioned by three (3) purchases by Security Trend Partners of a total of 14,423 shares of the Class A Stock at a total cost of $75,901.50. Security Trend Partners used partnership funds in each of these purchases. In addition, Darrell R. Wells received 4,000 shares of the Class A Stock pursuant to a final distribution made by the Estate of Rita Wells. Prior to the final distribution, Mr. Wells had been deemed the beneficial owner of all of the 8,000 shares of the Class A Stock held by the Estate of Rita Wells. The Estate of Rita Wells then ceased to be a member of the Reporting Persons.

          Amendment No. 3 to Schedule 13D was occasioned by three (3) purchases of the 1995 Class B Convertible Preferred Stock of the Issuer (the "Preferred Stock") by Reporting Persons. Each share of the Preferred Stock is immediately convertible, at the current conversion rate, into two thousand (2,000) shares of the Class A Stock of the Issuer. Security Trend Partners purchased one hundred
(100) shares of the Preferred Stock (which is convertible into two hundred thousand (200,000) shares of the Class A Stock) for $1,100,000 from the Issuer. Security Trend Partners used working capital to purchase the Preferred Stock. SMC Retirement Trust, Frank T. Kiley Individual Trust, purchased nine (9) shares of the Preferred Stock (which is convertible into eighteen thousand (18,000) shares of the Class A Stock) for $99,000 from the Issuer. SMC Retirement Trust, Frank T. Kiley Individual Trust, used personal funds to purchase the Preferred Stock. Commonwealth Bancshares, Inc. purchased nine (9) shares of the Preferred Stock (which is convertible into eighteen thousand (18,000) shares of the Class A Stock) for $99,000 from the Issuer. Commonwealth Bancshares, Inc. used working capital to purchase the Preferred Stock. All of the transactions described above were closed on December 15, 1995.

          Amendment No. 4 to Schedule 13D was occasioned by three (3) purchases of the Preferred Stock by certain Reporting Persons. Each share of the Preferred Stock is immediately convertible, at the current conversion rate, into two thousand (2,000) shares of the Class A Stock of the Issuer. Darrell R. Wells purchased thirty (30) shares of the Preferred Stock (which was convertible into sixty thousand (60,000) shares of the Class A Stock) for $330,000 from the Issuer. Mr. Wells used personal funds to purchase the Preferred Stock. National City Bank, Kentucky, Trustee for Darrell R. Wells Trust Under Agreement (now known as Commonwealth Bank & Trust, Trustee for Darrell R. Wells Trust Under Agreement), purchased twenty-two (22) shares of the Preferred Stock (which is convertible into forty-four thousand (44,000) shares of the Class A Stock) for $242,000 from the Issuer, using personal funds to purchase the Preferred Stock. Darrell R. Wells Money Pension Plan purchased thirty-seven (37) shares of the Preferred Stock (which is convertible into seventy-four thousand (74,000) shares of the Class A Stock) for $407,000 from the Issuer. Darrell R. Wells Money Pension Plan used personal funds to purchase the Preferred Stock. All of the transactions described above were closed on January 19, 1996.

          Amendment No. 5 to Schedule 13D was  occasioned by the sale by Darrell
R. Wells of two (2) shares of the Preferred Stock (which is convertible into four thousand (4,000) shares of the Class A Stock) to a person who is not a Reporting Person for $22,000. The transaction was closed on May 15, 1996.

          Amendment No. 6 to Schedule 13D was occasioned by one purchase and one sale by Security Trend Partners. On July 28, 1997, Security Trend Partners purchased eight hundred (800) shares of the Issuer's Class A Stock for a purchase price of $5.25 per share. Security Trend Partners used working capital to purchase the shares of Class A Stock. On May 28, 1998, Security Trend Partners sold 5,000 shares of the Class A Stock of the Issuer at a price of $13.50 per share. In addition, in August and September 1998, several of the Reporting Persons elected to convert a total of 205 shares of the Preferred Stock of the Issuer into shares of the Issuer's

Class A Stock. Each share of the Preferred Stock was converted into two thousand (2,000) shares of the Class A Stock, for a total of 410,000 shares of Class A Stock.

ITEM 4. - Purpose of Transaction

          The Reporting Persons acquired the Class A Stock of the Issuer for investment. None of the Reporting Persons has any present plans or proposals that relate to or would result in [a] the acquisition by any person of additional securities of the Issuer, or the disposition of the securities of the Issuer, although individual Reporting Persons have indicated an interest in purchasing additional shares of the Class A Stock as they become available; [b] an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; [c] a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; [d] any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; [e] any material change in the present capitalization or dividend policy of the Issuer; [f] any other material change in the Issuer's business or corporate structure; [g] any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; [h] causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; [i] a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or [j] an action similar to any of those enumerated above. Each Reporting Person reserves a right to formulate plans or proposals to take actions, similar to those described in the preceding clauses [a] through [j] and with respect to any other matters as such Reporting Person may determine. In addition, certain Reporting Persons acting in the usual and ordinary course of their capacities as directors and officers of the Issuer may from time to time consider transactions and decisions similar to those described in the preceding clauses [a] through [j].

ITEM 5. - Interest in Securities of the Issuer

          (a) As of February 1, 2004, the Reporting Persons beneficially owned 980,997 shares of Class A Stock which constitutes approximately 58.2% of the Class A Stock. The beneficial ownership of Class A Stock by each of the Reporting Persons is as follows:

          Darrell R. Wells                                 956,694    56.8%*
          Darrell R. Wells Retirement Trust                 15,000     0.9%
          SMC Retirement Trust,
            Darrell R. Wells Individual Trust               66,573     3.9%
          Frank T. Kiley                                    24,303     1.4%**
          SMC Retirement Trust, Frank T. Kiley
            Individual Trust                                18,000     1.1%
          Security Trend Partners                          315,359    18.7%
          Exbury Partners                                  115,617     6.9%
          SMC Advisors, Incorporated                         8,000     0.5%
          Commonwealth Bancshares, Inc.                     67,315     4.0%

          Commonwealth Bank & Trust, Trustee
            for Darrell R. Wells Trust Under
            Agreement                                       44,000     2.6%
          Darrell R. Wells Money Pension Plan               74,000     4.4%

          * Includes shares owned of record by Darrell R. Wells and all other persons named herein other than Frank T. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust.

          ** Includes shares owned of record by Frank T. Kiley and SMC Retirement Trust, Frank T. Kiley Individual Trust.

          (b) Sole Voting and/or Dispositive Power:

              Shares with regard to which Darrell R. Wells has sole voting and dispositive power:

         Darrell R. Wells                                  250,830
         Darrell R. Wells Retirement Trust                  15,000
         SMC Retirement Trust,
           Darrell R. Wells Individual Trust                66,573
         Security Trend Partners                           315,359
         Exbury Partners                                   115,617
         SMC Advisors, Incorporated                          8,000
         Commonwealth Bank & Trust, Trustee
           for Darrell R. Wells Trust Under Agreement       44,000
         Darrell R. Wells Money Pension Plan                74,000

          Shares with regard to which Frank T. Kiley has sole voting and dispositive power:

         Frank T. Kiley                                      6,303
         SMC Retirement Trust, Frank T.
           Kiley Individual Trust                           18,000

          Shares with regard to which voting and dispositive power are shared:

          Commonwealth Bancshares, Inc.                     67,315

Voting and dispositive power shared by Darrell R. Wells, Chairman, Frank T. Kiley, Director, Perry C. Day, Director, Rebecca M. Irvine, Director, Ben A. Thomas, Jr., Director, Wayne H. Wells, Director, Margaret A. Wells, Director, Carl M. Thomas, Director and Y. Peyton Wells, Director.

          (c) No transactions in the Class A Stock or the Preferred Stock were effected by the Reporting Persons during the past 60 days.

          (d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, the Class A Stock.

ITEM 6. - Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          The Reporting Persons are not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. - Materials to be Filed as Exhibits.

     Exhibit 1. - Agreement among  Reporting  Persons dated May 30, 1997 for the
     filing  of  a  single  Schedule  13D  pursuant  to  Rule   13d-1(f)(1)(iii)
     (previously filed as Exhibit 1 to Amendment No. 5 to the Schedule 13D).


                                   SIGNATURES
                                   ----------

          After reasonable inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2004
                                   /s/ Darrell R. Wells
                                   ------------------------------------------
                                   Darrell R. Wells, in each of the following
                                   capacities:

                                   Darrell R. Wells, Individually
                                   Darrell R. Wells Retirement Trust,
                                     Trustee
                                   SMC Retirement Trust, Darrell R.
                                     Wells Individual Trust, Trustee
                                   Exbury Partners, General Partner,
                                   SMC Advisors, Incorporated,
                                     President,
                                   Security Trend Partners, General
                                     Partner,
                                   Commonwealth Bancshares, Chairman of
                                     the Board
                                   Commonwealth Bank & Trust, Trustee
                                     for Darrell R. Wells Trust Under
                                     Agreement, Beneficiary
                                   Darrell R. Wells Money Pension Plan,
                                     Trustee

                                   /s/ Frank T. Kiley
                                   ----------------------------------------
                                   Frank T. Kiley

                                   SMC Retirement Trust, Frank T. Kiley
                                   Individual Trust




                                   /s/ Frank T. Kiley
                                   -----------------------------------------
                                   Frank T. Kiley, Trustee